EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Six Months Ended June 30,	Year Ended December 31,
	2012	2011	2010	2009	2008	2007

Earnings:

Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$409	$1,768	$728	$1,154	$(3,084)	$544

Fixed charges	261	467	415	346	381	193

Distributed income of equity investees	1	16	43	7	28	—

Total Earnings	$671	$2,251	$1,186	$1,507	$(2,675)	$737

Fixed Charges:

Interest expense	$245	$436	$389	$319	$358	$184

Estimated interest within rental expense	16	31	26	27	23	9

Total Fixed Charges	$261	$467	$415	$346	$381	$193

Ratio of earnings to fixed charges	2.6	4.8	2.9	4.4	n/a	3.8

Dollar shortfall	n/a	n/a	n/a	n/a	$3,056	n/a